Exhibit 23.1

CONSENT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
ProQuest Company:

We consent to incorporation by reference in the registration statements (Nos. 33-99982, 333-48425, and 333-93099) on Form S-8 of ProQuest Company (formerly known as Bell & Howell Company) of our report dated February 11, 2002, relating to the consolidated balance sheets of ProQuest Company and subsidiaries as of the end of fiscal years 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the fiscal years 2001, 2000, and 1999, which report appears in the fiscal 2001 annual report on Form 10-K of ProQuest Company.

Our report refers to a change in the methods of accounting for certain inventory costs and in revenue recognition for fiscal year 2000.

/s/    KPMG LLP
Detroit, Michigan
March 27, 2002